Filing under Rule 425 under
the Securities Act of 1933
and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934
Filing by: Big Rock Partners Acquisition Corp.
Subject Company: NeuroRx, Inc.
Commission File No. 001-38302
Related Registration Statement File No.: 333-252479

BIG ROCK PARTNERS ACQUISITION CORP.
2645 N. Federal Highway, Suite 230
Delray Beach, FL
(310) 734-2300

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 24, 2021

*Full Proxy Statement/Prospectus/Consent Solicitation Statement,
Proxy Card, and Voting Instructions will follow as soon as available*

Dear Big Rock Partners Acquisition Corp. Stockholders:

You are cordially invited to attend the annual meeting of stockholders of Big Rock Partners Acquisition Corp. (“BRPA”) at 8:30 a.m. eastern time on May 24, 2021. Due to health concerns stemming from the COVID-19 pandemic, and to support the health and well-being of our stockholders, the annual meeting will be a virtual meeting, held solely over the internet by means of a live audio webcast. You are cordially invited to attend and participate in the annual meeting by accessing the meeting web portal located at https://www.cstproxy.com/bigrockpartners/2021.

As previously disclosed, BRPA entered into an Agreement and Plan of Merger (as amended, and as may be further amended and/or restated from time to time, the “Merger Agreement”) on December 13, 2020, with NeuroRx, Inc., a Delaware corporation (“NeuroRx”), and Big Rock Merger Corp., a Delaware corporation and wholly-owned, direct subsidiary of BRPA (“Merger Sub”), pursuant to which Merger Sub will merge with and into NeuroRx, with NeuroRx surviving the merger (“Merger”). As a result of the Merger, and upon consummation of the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Transactions”), NeuroRx will become a wholly-owned subsidiary of BRPA. In connection with the Merger, BRPA will change its name to NRX Pharmaceuticals, Inc. (“NRX Pharmaceuticals”), with stockholders of NeuroRx becoming stockholders of NRX Pharmaceuticals. NeuroRx is a clinical-stage small molecule pharmaceutical company which develops novel therapeutics for the treatment of central nervous system disorders and life-threatening pulmonary diseases.

In connection with the Merger, on March 12, 2021 BRPA entered into subscription agreements (“Subscription Agreements”) with certain qualified institutional buyers and institutional accredited investors who are not affiliates of BRPA or NeuroRx (collectively, the “Investors”), pursuant to which BRPA will, substantially concurrently with, and contingent upon, the consummation of the Merger, issue an aggregate of 1,000,000 shares of Common Stock to the Investors at a price of $10.00 per share, for aggregate gross proceeds to BRPA of $10,000,000 (the “PIPE”). On March 28, 2021, NeuroRx entered into a Common Stock Purchase Warrant, dated March 28, 2021, for the purchase by GEM Yield Bahamas Limited (“GEM”) of up to 1,053,738 shares of NeuroRx Common Stock at an exercise price of $15.84 per share (the “GEM Warrant”). In connection with the issuance of the GEM Warrant, GEM partially exercised the GEM Warrant to purchase 473,486 shares (the “Initial Exercised Shares”) by payment of funds to NeuroRx on March 30, 2021 of $7,500,018. In addition, GEM has indicated its intention to exercise its remaining 580,252 warrant shares immediately following the BRPA shareholder vote to approve the business combination. The exercise of the GEM Warrant is expected to provide $16,691,210 for NeuroRx to use in its drug development program in a manner that is non-dilutive to BRPA stockholders.

At the annual meeting, BRPA’s stockholders will be asked to approve the business combination contemplated by the Merger Agreement and any and all other business that may properly come before the annual meeting or any continuation, postponement, or adjournment thereof, as follows:

(1)
Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated therein, including the Merger — we refer to this proposal as the “business combination proposal”;

(2)
Proposal No. 2 — The Charter Proposals — to consider and vote upon separate proposals to approve amendments to BRPA’s amended and restated certificate of incorporation (“Charter”), which amendments will be effective following the consummation of the Transactions and will be embodied in a second amended and restated certificate of incorporation of BRPA (the “Proposed Charter”), to: (i) change the name of BRPA from “Big Rock Partners Acquisition Corp.” to “NRX Pharmaceuticals, Inc.”; (ii) increase the number of authorized shares of Common Stock from 100,000,000 shares to 500,000,000 shares; (iii) increase the authorized shares of preferred stock from 1,000,000 to 50,000,000, (iv) require an affirmative vote of holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock of NRX Pharmaceuticals following the consummation of the Transactions, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter relating to the authorization and issuance of preferred stock, the board of directors, stockholder actions, liability of directors, indemnification of directors and officers, forum selection and amendments to the Proposed Charter, (v) provide for the removal of directors with cause only by stockholders voting at least three-quarters (75%) of the voting power of all of the then outstanding shares of voting stock of NRX Pharmaceuticals entitled to vote at an election of directors, and (vi) remove the various provisions applicable only to special purpose acquisition companies that will no longer be applicable to BRPA after the consummation of the Transactions — we refer to these proposals as the “charter proposals”;

(3)
Proposal No. 3 — The Bylaws Proposal — to consider and vote upon a proposal to approve amendments to BRPA’s amended and restated bylaws (“Bylaws”), which amendments will be effective following the consummation of the Transactions and be embodied in a second amended and restated bylaws of BRPA (the “ (the “Proposed Bylaws”), including to no longer require the affirmative vote of the holders of at least 66.7% of the issued and outstanding capital stock of BRPA to amend certain provision of the Proposed Bylaws and provide that the board of directors of NRX Pharmaceuticals be expressly empowered to adopt, amend or repeal the bylaws of NRX Pharmaceuticals — we refer to this proposal as the “bylaws proposal”;

(4)
Proposal No. 4 — The Nasdaq Proposals — to consider and vote upon separate proposals, as required by the rules of the Nasdaq Stock Market, to approve (a) the issuance of an aggregate of 75,200,000 shares of Common Stock to the securityholders of NeuroRx and to EBC in the Transactions (consisting of the Closing Consideration, the Earnout Shares and the shares of Common Stock issuable pursuant to the BCMA Amendment Agreement), representing the issuance of 20% or more of the shares of Common Stock or voting power outstanding before such issuance, (b) the issuance of Common Stock to the securityholders of NeuroRx resulting in a change of control of BRPA and, (c) the issuance of an aggregate of 1,000,000 shares of Common Stock to the Investors in the PIPE, representing the issuance of 20% or more of the shares of Common Stock or voting power outstanding before such issuance at a price less than the Market Price (as defined by Nasdaq Listing Rules), all in accordance with Nasdaq Listing Rule 5635 — we refer to these proposals as the “Nasdaq proposals”;

(5)
Proposal No. 5 — The Director Proposal — to consider and vote upon a proposal to elect six (6) directors to the board of directors of BRPA to serve following the consummation of the Transactions until their successors are duly elected and qualified — we refer to this proposal as the “director proposal”;

(6)
Proposal No. 6 — The Plan Proposal — to consider and vote upon a proposal to approve the adoption of the 2021 Long-Term Incentive Equity Plan (the “2021 Plan”) — we refer to this proposal as the “plan proposal”; and

(7)
Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals or if BRPA and NeuroRx mutually determine that the Merger cannot be consummated for any reason. We refer to this proposal as the “adjournment proposal.”

A summary of key highlights of the Transactions is attached to this notice as Annex A. Only holders of record of Common Stock at the close of business on April 23, 2021 (the “record date”) are entitled to notice of the annual meeting and to vote and have their votes counted at the annual meeting and any adjournments or postponements of the annual meeting.

The current holders of shares of Common Stock issued prior to BRPA’s initial public offering (“insider shares”) and each officer and director of BRPA have agreed to vote all shares of Common Stock held by them in favor of the business combination proposal. The holders of insider shares, officers, directors and their affiliates have also indicated that they intend to vote their shares of Common Stock in favor of all other proposals being presented by BRPA at the annual meeting. As of the record date for the annual meeting, these holders together beneficially owned and were entitled to vote an aggregate of 2,067,500 shares of Common Stock, which currently constitutes approximately 76.9% of the outstanding shares of Common Stock. Accordingly, each of the proposals being submitted to BRPA stockholders hereunder can be approved even if every holder of outstanding shares of Common Stock sold in BRPA’s initial public offering (“Public Shares”) votes against such proposals.

After careful consideration, BRPA’s board of directors has determined that each of the proposals outlined above is fair to and in the best interests of BRPA and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the business combination proposal, “FOR” each of the charter proposals, “FOR” the bylaws proposal, “FOR” each of the Nasdaq proposals, “FOR” the election of all of the persons nominated by management for election as directors under each director proposal, “FOR” the plan proposal, and “FOR” the adjournment proposal, if presented. Consummation of the Transactions is conditioned on approval of each of (i) the business combination proposal, (ii) the charter proposals, (iii) the Nasdaq proposals, and (iv) the plan proposal, among other closing conditions to be described in the proxy statement/prospectus/consent solicitation statement that will be sent to you.

BRPA will send you the proxy statement/prospectus/consent solicitation statement containing additional information about the proposals to be presented for a vote at the annual meeting, along with a proxy card and instructions on how to submit a proxy. When available, we urge you to read the proxy statement/prospectus/consent solicitation statement, proxy card, and instructions carefully.

All BRPA stockholders are cordially invited to attend the annual meeting via the live webcast. To ensure your representation at the annual meeting, however, you are urged to complete, sign, date and return the proxy card that will be sent to you as soon as possible. If you are a holder of record of Common Stock, you may also cast your vote virtually at the annual meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the annual meeting and vote via the live webcast, obtain a proxy from your broker or bank.

A complete list of BRPA stockholders of record entitled to vote at the annual meeting is available at the principal executive offices of BRPA for inspection by stockholders during ordinary business hours for any purpose germane to the annual meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the annual meeting or not, please sign, date and return the proxy card that will be sent to you as soon as possible. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

By Order of the Board of Directors
/s/ Richard Ackerman
Richard Ackerman
Chairman, President and Chief Executive Officer

May 14, 2021

ALL BRPA PUBLIC STOCKHOLDERS HAVE THE RIGHT TO HAVE THEIR SHARES OF COMMON STOCK CONVERTED INTO CASH IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION. PUBLIC STOCKHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL OR AT ALL OR TO BE A HOLDER OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR SHARES CONVERTED INTO CASH. THIS MEANS THAT ANY PUBLIC STOCKHOLDER HOLDING SHARES OF COMMON STOCK MAY EXERCISE CONVERSION RIGHTS REGARDLESS OF WHETHER THEY VOTE ON THE BUSINESS COMBINATION PROPOSAL OR IF THEY ARE A HOLDER OF RECORD ON THE RECORD DATE. TO EXERCISE CONVERSION RIGHTS, STOCKHOLDERS MUST TENDER THEIR SHARES TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, BRPA’S TRANSFER AGENT, NO LATER THAN TWO (2) BUSINESS DAYS PRIOR TO THE ANNUAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING CONTINENTAL STOCK TRANSFER & TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE TRANSACTIONS ARE NOT COMPLETED, THEN THESE SHARES WILL NOT BE CONVERTED INTO CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR CONVERSION RIGHTS.

Annex A

SUMMARY OF THE MATERIAL TERMS OF THE TRANSACTIONS

The following summary highlights some of the information regarding the proposals to be presented at the annual meeting. It does not contain all of the information that you should consider before deciding how to vote on any of the proposals described herein. You should read carefully the more detailed information that will be set forth in the definitive proxy statement/prospectus/consent solicitation statement that will be delivered to you, including the information set forth under the caption “Risk Factors,” included therein in order to make a decision as to how to vote on each proposal.

Parties

The parties to the Merger Agreement are BRPA, NeuroRx and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will merge with and into NeuroRx, with NeuroRx surviving as a wholly-owned subsidiary of BRPA.

NeuroRx is a clinical-stage small molecule pharmaceutical company which develops novel therapeutics for the treatment of central nervous system disorders and life-threatening pulmonary diseases. On September 21, 2020, NeuroRx announced a commercial partnership with Relief Therapeutics Holding AG for global commercialization of RLF-100 (aviptadil acetate) (now reformulated as ZYESAMITM), an FDA Fast Track-designated, investigational, precommercial drug for COVID-19 related respiratory failure (the “NeuroRx COVID-19 Drug”). The partnership affords Relief Therapeutics the right to fund all formulations and clinical development of aviptadil for treatment of respiratory disease, in exchange for a predetermined share of profits. NeuroRx is also developing NRX-100/101, an FDA Breakthrough Therapy-designated, investigational, precommercial drug for treating bipolar depression in patients with acute suicidal ideation and behavior (the “NeuroRx Antidepressant Drug Regimen”).

When NeuroRx entered into the collaboration agreement with Relief Therapeutics, the expectation was that clinical success of aviptadil for treatment of COVID-19 Respiratory Failure could be demonstrated in a clinical trial of 144 patients over 28 days. In fact, the clinical trial required 196 patients and the FDA amended its guidance to provide for a 60-day observation period to demonstrate success. The additional costs of the increased patient trial population and increased time frame from 28 days to 60 days has been borne by NeuroRx as Relief Therapeutics has, to date, not funded these additional costs. In addition, NeuroRx discovered that the formulation and stability data provided by Relief Therapeutics in its Investigational Medicinal Products Dossier (“IMPD”), which Relief Therapeutics submitted to European Regulators was non-reproducible. The IMPD data documented 18 months or longer shelf stability for aviptadil acetate in saline, a product that is designated as RLF-100 in the Relief Agreement. NeuroRx advised Relief Therapeutics in January 2021 that the formulation documented in the IMPD yielded only 60-day stability and began developing a longer stability product, ZYESAMI, aiming for a shelf life of at least one year. Under the Relief Agreement, all costs of formulation and Chemical Manufacturing Controls (CMC) are the obligation of Relief Therapeutics. As of May 10, 2021, Relief Therapeutics has not funded the costs of reformulation of aviptadil into a shelf stable product, which has required NeuroRx to deploy capital from alternative investors. NeuroRx reaffirms its commitment to honoring its collaboration agreement with Relief Therapeutics and is committed to resolving these issues with Relief Therapeutics in an amicable manner, although these circumstances may lead to a dispute with Relief Therapeutics regarding what share of profits Relief Therapeutics should be entitled to receive based upon its reduced participation in the project.

Merger Consideration

The BRPA Board determined that the valuation of NeuroRx should correspond to the valuation of its two product candidates, the NeuroRx COVID-19 Drug and the NeuroRx Antidepressant Drug Regimen. To value the NeuroRx COVID-19 Drug, the BRPA Board gave considerable weight to the valuation of Relief Therapeutics, which is traded on the Swiss stock market. Based on the valuation of Relief Therapeutics, the BRPA Board determined that the valuation of the NeuroRx COVID-19 Drug would be $500 million upon the consummation of the Transactions (“Closing”), before satisfaction of any of the earnout milestones set forth in the Merger Agreement. The BRPA Board believed that the NeuroRx Antidepressant Drug Regimen may add additional value to the post-business combination company. Accordingly, pursuant to the Merger Agreement, the aggregate consideration payable to stockholders of NeuroRx at the Effective Time consists of an aggregate of 50,000,000 shares of newly issued common stock of NeuroRx (“Common Stock”). In addition, the NeuroRx securityholders (including option holders and warrant holders) who own NeuroRx securities immediately prior to the Closing will receive the contingent right to receive their pro rata portion of (i) an aggregate of 25,000,000 shares of Common Stock (the “Earnout Shares”) if, prior to December 31, 2022, the NeuroRx COVID-19 Drug (i.e., ZYESAMI) receives emergency use authorization by the Food and Drug Administration (“FDA”) and NeuroRx submits and the FDA files for review a new drug application for the NeuroRx COVID-19 Drug (i.e., ZYESAMI) (the occurrence of the foregoing, the “Earnout Shares Milestone”), and (ii) an aggregate of $100,000,000 in cash (the “Earnout Cash”) upon the earlier to occur of (x) FDA approval of the NeuroRx COVID-19 Drug (i.e., ZYESAMI) and the listing of the NeuroRx COVID-19 Drug in the FDA’s “Orange Book” and (y) FDA approval of the NeuroRx Antidepressant Drug Regimen (i.e., NRX-100/101) and the listing of the NeuroRx Antidepressant Drug Regimen (i.e., NRX-100/101) in the FDA’s “Orange Book,” in each case prior to December 31, 2022 (the occurrence of either of clauses (x) or (y), the “Earnout Cash Milestone”). If the Earnout Shares Milestone is achieved, the Earnout Shares will be issued within five (5) Business Days after the occurrence of the Earnout Shares Milestone. If the Earnout Cash Milestone is achieved, the Merger Agreement does not require the Earnout Cash to be delivered to NeuroRx securityholders within any specified period of time, and the board of directors of NRX Pharmaceuticals will use its good faith judgment to determine the date to pay the Earnout Cash.

At the Effective Time, each outstanding share of NeuroRx Common Stock (including shares of NeuroRx Common Stock resulting from the conversion of NeuroRx Preferred Stock immediately prior to the Effective Time) will be converted into the right to receive a pro rata portion of the Closing Consideration and the contingent right to receive a pro rata portion of the Earnout Shares and Earnout Cash. Each option and warrant of NeuroRx that is outstanding and unexercised immediately prior to the Effective Time will be assumed by BRPA and will represent the right to acquire an adjusted number of shares of Common Stock at an adjusted exercise price, in each case, pursuant to the terms of the Merger Agreement.

PIPE Transaction

In connection with the Merger Agreement, on March 12, 2021, BRPA entered into Subscription Agreements with the Investors, pursuant to which such Investors have agreed to purchase an aggregate of 1,000,000 shares of Common Stock in the PIPE at a price of $10.00 per share for aggregate gross proceeds to BRPA of $10,000,000. The Subscription Agreements are subject to certain conditions, including the consummation of the Merger.

GEM Warrant

On March 28, 2021, NeuroRx entered into the GEM Warrant, for the purchase by GEM of up to 1,053,738 shares of NeuroRx Common Stock at an exercise price of $15.84 per share. In connection with the issuance of the GEM Warrant, GEM partially exercised the GEM Warrant to purchase 473,486 shares by payment of funds to NeuroRx on March 30, 2021 of $7,500,018. In addition, GEM has indicated its intention to exercise its remaining 580,252 warrant shares immediately following the BRPA shareholder vote. The exercise of the GEM Warrant is expected to provide $16,691,210 for NeuroRx to use in its drug development program in a manner that is non-dilutive to BRPA shareholders.

Pro Forma Ownership of BRPA Upon Closing

Immediately after the Closing: (1) NeuroRx’s stockholders will hold approximately 93% of the issued and outstanding Common Stock, (2) the current public stockholders of BRPA will hold approximately 2% of the issued and outstanding Common Stock, (3) collectively, Big Rock Partners Sponsor, LLC (“Sponsor”), BRAC Lending Group LLC (“BRAC”), an affiliate of EarlyBirdCapital, Inc. (“EBC”), the representative of the underwriters of the BRPA initial public offering, and EBC will collectively hold approximately 3% of the issued and outstanding Common Stock, and (4) the Investors will hold approximately 2% of the issued and outstanding Common Stock, which pro forma ownership (i) takes into effect the forfeiture, termination and cancellation of 875,000 shares of Common Stock by the Sponsor and BRAC pursuant to the Merger Agreement, and the issuance to EBC of 200,000 shares of Common Stock pursuant to an amendment to an existing agreement between BRPA and EBC, (ii) takes into effect the exchange of each outstanding right of BRPA for one-tenth of one share of Common Stock pursuant to the terms of the rights, (iii) assumes no holder of BRPA Public Shares exercises its conversion rights, (iv) includes the issuance of 1,000,000 shares of Common Stock to the Investors in the PIPE but does not include the effect of any other financing of BRPA or NeuroRx (including any additional shares (other than the Initial Exercised Shares already issued and therefore already included) issuable pursuant to any further exercise by GEM of the GEM Warrant) and (v) assumes the Earnout Shares Milestone is not satisfied immediately prior to the Closing.

Termination of the Merger Agreement

The Merger Agreement provides that either BRPA or NeuroRx may terminate the Merger Agreement if the Transactions are not consummated on or before May 24, 2021, provided that such right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date. Additionally, the Merger Agreement may be terminated, among other reasons, by either BRPA or NeuroRx upon material breach of the other party if not cured within the time period specified within the Merger Agreement, or by written notice from NeuroRx prior to obtaining approval of the NeuroRx stockholders in order to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement), if NeuroRx’s board of directors determines in good faith, in consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. If NeuroRx terminates the Merger Agreement in order to enter into another definitive agreement with respect to such Superior Proposal, NeuroRx is obligated to pay to BRPA a termination fee in the amount of $10,000,000 within three (3) business days of such termination.

Nasdaq Listing

BRPA’s units, Common Stock, rights, and warrants are currently listed on the Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “BRPAU,” “BRPA,” “BRPAR,” and “BRPAW,” respectively. BRPA has applied for listing, to be effective at the consummation of the Transactions, of the Closing Consideration and Earnout Shares, together with the Common Stock previously issued to BRPA stockholders (including the Common Stock underlying the units, warrants, and rights issued in BRPA’s initial public offering and simultaneous private placement) and the warrants issued in BRPA’s initial public offering and simultaneous private placement, and the Common Stock to be issued to the Investors in the PIPE and to GEM pursuant to the GEM Warrant, on Nasdaq under the proposed symbols NRXP and NRXPW, respectively. BRPA will not have units or rights traded on Nasdaq following consummation of the Transactions. It is a condition of the consummation of the Transactions that the Common Stock is approved for listing on Nasdaq (subject only to official notice of issuance thereof and round lot holder requirements), but such condition can be waived by the parties. Accordingly, there can be no assurance such listing condition will be met and, at the time you are asked to vote on the Transactions, you will have no assurance that the Common Stock and Warrants will be listed on a national securities exchange following the completion of the business combination.

In November 2020, BRPA received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that, as of November 20, 2020, BRPA was not in compliance with Listing Rule IM-5101-2, which requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of the registration statement filed in connection with its initial public offering, among other rules. In January 2021, BRPA attended a hearing before the Nasdaq Hearings Panel and requested an extension through May 24, 2021 to regain compliance with the Nasdaq listing rules. On January 15, 2021, BRPA received notice from Nasdaq that Nasdaq had granted BRPA’s request to continue its listing on Nasdaq through May 24, 2021. Nasdaq’s decision is subject to certain conditions, including that BRPA will have completed the Merger with NeuroRx on or before such date and that NRX Pharmaceuticals will have demonstrated compliance with all requirements for initial listing on Nasdaq. BRPA has applied for initial listing of NRX Pharmaceuticals’ common stock and warrants following consummation of the Transactions, which is a condition to the consummation of the Merger. While BRPA expects Nasdaq to approve the initial listing of its securities and expects to complete the Merger by May 24, 2021, there can be no assurance that it will be able to do so. Further, BRPA may not receive official notice of approval from Nasdaq prior to the annual meeting and, accordingly, BRPA stockholders may be asked to approve the Transactions without knowing whether their securities will remain listed on Nasdaq.

Proposals to be Considered at the Annual Meeting

The Business Combination Proposal

The BRPA stockholders will vote on a proposal to approve and adopt the Merger Agreement and the Transactions contemplated therein, including the Merger. If the business combination proposal is not approved by BRPA’s stockholders at the annual meeting, the charter proposals, the bylaws proposal, Nasdaq proposals, director proposal and plan proposal will not be presented at the annual meeting for a vote of stockholders.

The Charter Proposals

The BRPA stockholders will also vote on separate proposals to approve amendments to BRPA’s Charter, which amendments will be effective following the consummation of the Transactions and be embodied in the Proposed Charter, to: (i) change the name of BRPA from “Big Rock Partners Acquisition Corp.” to “NRX Pharmaceuticals, Inc.”; (ii) increase the number of authorized shares of Common Stock from 100,000,000 shares to 500,000,000 shares; (iii) increase the number of authorized shares of preferred stock from 1,000,000 shares to 50,000,000 shares, (iv) require an affirmative vote of holders of at least two-thirds (66-2/3%) of the voting power of all of the then outstanding shares of NRX Pharmaceuticals, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter relating to the authorization and issuance of preferred stock, the board of directors, stockholder actions, liability of directors, indemnification of directors and officers, forum selection and amendments to the Proposed Charter, (v) provide for the removal of directors with cause only by stockholders voting at least three-quarters (75%) of the voting power of all of the then outstanding shares of voting stock of NRX Pharmaceuticals entitled to vote at an election of directors, and (vi) remove the various provisions applicable only to special purpose acquisition companies that will no longer be applicable to BRPA after the consummation of the Transactions.

The Bylaws Proposal

The BRPA stockholders will also vote on a proposal to approve amendments to BRPA’s Bylaws, which amendments will be effective following the consummation of the Transactions and are embodied in the Proposed Bylaws, including to no longer require the affirmative vote of the holders of at least 66.7% of the issued and outstanding capital stock of BRPA to amend certain provision of the Proposed Bylaws and provide that the board of directors of NRX Pharmaceuticals be expressly empowered to adopt, amend or repeal the bylaws of NRX Pharmaceuticals.

The Nasdaq Proposals

The BRPA stockholders will also vote on a series of proposals to approve (a) the issuance of an aggregate of 75,200,000 shares of Common Stock to the securityholders of NeuroRx and to EBC in the Transactions (consisting of the Closing Consideration, the Earnout Shares and the shares of Common Stock issuable pursuant to the BCMA Amendment Agreement), representing the issuance of 20% or more of the shares of Common Stock or voting power outstanding before such issuance, (b) the issuance of Common Stock to the securityholders of NeuroRx resulting in a change of control of BRPA and, (c) the issuance of an aggregate of 1,000,000 shares of Common Stock to the Investors in the PIPE, representing the issuance of 20% or more of the shares of Common Stock or voting power outstanding before such issuance at a price less than the Market Price (as defined by Nasdaq Listing Rules), all in accordance with Nasdaq Listing Rule 5635.

The Director Proposal

The BRPA stockholders will also vote upon a proposal to elect six (6) directors to the board of directors of BRPA to serve following the consummation of the Transactions and until their successors are duly elected and qualified. If BRPA’s nominees are elected, the directors of NRX Pharmaceuticals following the Transactions will be Jonathan C. Javitt (NeuroRx’s founder, Chairman of the Board and Chief Executive Officer, who will serve as Chairman of the Board following consummation of the Transactions), Daniel E. Troy, Patrick Flynn, Aaron Gorovitz, Hon. Sherry Glied and Chaim Hurvitz, each current directors of NeuroRx.

The Plan Proposal

The BRPA stockholders will also vote upon a proposal to approve the adoption of the 2021 Plan. The 2021 Plan will reserve for issuance an aggregate number of shares of Common Stock equal to 10% of the outstanding shares of Common Stock on the Closing Date. The purpose of the 2021 Plan is to assist in attracting, retaining, motivating, and rewarding employees, officers, directors and consultants of BRPA and NeuroRx and their affiliates after the Closing and promoting the creation of long-term value for BRPA stockholders by closely aligning the interests of such individuals with those of BRPA’s stockholders. The 2021 Plan authorizes the award of share-based incentives to encourage eligible employees, officers, directors and consultants to expend maximum effort in the creation of stockholder value.

The Adjournment Proposal

If it is determined that additional time is necessary to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals or if BRPA and NeuroRx mutually determine that the Merger cannot be consummated for any reason, BRPA’s board of directors may submit a proposal to adjourn the annual meeting to a later date or dates.

BRPA Initial Stockholders

The holders of insider shares, officers, directors and affiliates of BRPA have agreed to vote all shares of Common Stock held by them in favor of the business combination proposal and indicated they intend to vote their shares of Common Stock in favor of all other proposals being presented by BRPA at the annual meeting. As a result, as of the record date for the annual meeting, the holders of an aggregate of 2,067,500 shares of Common Stock, which currently constitutes approximately 76.9% of the outstanding shares of Common Stock, have agreed to vote in favor of the business combination proposal and intend to vote such shares in favor of the other proposals. Accordingly, each of the proposals being submitted to BRPA stockholders hereunder can be approved even if every holder of Public Shares votes against such proposals.

Ancillary Agreements

Support Agreements

Pursuant to the Merger Agreement, on or prior to January 14, 2021, certain NeuroRx stockholders (“Supporting NeuroRx Stockholders”) who beneficially hold a sufficient number of shares of NeuroRx Common Stock and NeuroRx Preferred Stock to approve and adopt the Merger Agreement and to approve the consummation of the Transactions, entered into support agreements (“Support Agreements”) whereby such stockholders have agreed that, on or effective as of the tenth calendar day following the date that the proxy statement / prospectus / consent solicitation statement is disseminated to NeuroRx’s stockholders, each Supporting NeuroRx Stockholder will execute and deliver a written consent with respect to outstanding shares of NeuroRx Common Stock and NeuroRx Preferred Stock held by such Supporting NeuroRx Stockholder adopting the Merger Agreement and approving the Transactions (including conversion of any shares of NeuroRx Preferred Stock held by such stockholder). The Supporting NeuroRx Stockholders also vote against any Acquisition Proposal (as defined in the Merger Agreement) and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other Transactions or result in a breach of any covenant, representation or warranty or other obligation or agreement of NeuroRx under the Merger Agreement that would result in the failure of any condition of the Merger Agreement to be satisfied or result in a breach of any covenant, representation or warranty or other obligation or agreement of such Supporting NeuroRx Stockholder contained in the Support Agreement. The shares of NeuroRx capital stock that are owned by the Supporting NeuroRx Stockholders and subject to the Support Agreements represent approximately 88.7% of the outstanding shares of NeuroRx Common Stock and approximately 84.4% of the outstanding shares of NeuroRx Preferred Stock, in each case as of the NeuroRx Record Date. The execution and delivery of written consents by all of the Supporting NeuroRx Stockholders will constitute the NeuroRx Stockholder Approval at the time of such delivery. The voting obligations set forth in the Support Agreements are subject to certain cut-backs in the event that the NeuroRx board changes its recommendation in order to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement).

Lock-Up

At the Closing, certain stockholders of NeuroRx will enter into a lock-up agreement (“Lock-Up Agreement”) with BRPA with respect to the Closing Consideration issuable to them in the Transactions, pursuant to which they will agree not to transfer the shares of Common Stock received as Closing Consideration for the Merger, except to certain permitted transferees, until the earlier of (a) the six-month anniversary of the Closing, (b) with respect to 50% of the shares of Common Stock issued to such persons, the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing, and (c) the date after the Closing on which BRPA consummates a liquidation, merger, stock or other similar transaction which results in all of BRPA’s stockholders having the right to exchange their Common Stock for cash, securities or other property.

Sponsor Agreement

Pursuant to the Merger Agreement, on or prior to the Closing, BRPA will enter into an agreement (the “Sponsor Agreement”) with the Sponsor and BRAC providing that (a) the Sponsor and BRAC will forfeit, and BRPA will terminate and cancel: (x) an aggregate of 875,000 shares of Common Stock and (y) one share of Common Stock for each Public Share validly redeemed by public stockholders in connection with the business combination proposal, up to a maximum of 300,000 shares of Common Stock (clauses (x) and (y), collectively, the “Forfeited Shares”), and (b) 125,000 shares of Common Stock owned by the Sponsor will be subject to escrow (the “Sponsor Earnout Shares”), which Sponsor Earnout Shares will either be released from escrow to the Sponsor upon the achievement of the Earnout Shares Milestone or terminated and canceled by BRPA on December 31, 2022, in the event that the Earnout Shares Milestone is not achieved.

Stock Escrow Amendment

Pursuant to the Merger Agreement, on or prior to the Closing Date, BRPA, the Sponsor, BRAC, Graubard Miller, the Initial Stockholders and Continental Stock Transfer & Trust Company (“Continental”) will enter into an amendment to the existing stock escrow agreement (the “Stock Escrow Amendment”) providing: (a) for the forfeiture and cancellation of the Forfeited Shares, (b) that the Sponsor Earnout Shares will be subject to escrow pursuant to the Sponsor Agreement and in accordance with the terms of the Merger Agreement, (c) that the 40,000 shares of Common Stock held by Graubard Miller will be released from escrow and (d) that all remaining shares of Common Stock held in escrow thereunder will be released from escrow on the earlier of (i) the six-month anniversary of the Closing, (ii) with respect to 50% of the shares of Common Stock, the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing, and (iii) the date after the Closing on which BRPA consummates a liquidation, merger, stock exchange or other similar transaction which results in all of BRPA’s stockholders having the right to exchange their Common Stock for cash, securities or other property.

BCMA Amendment

Pursuant to the Merger Agreement, on or prior to the Closing, BRPA and EBC shall enter into an amendment (“BCMA Amendment Agreement”) to the Business Combination Marketing Agreement, dated as of November 20, 2017 (“BCMA”), by and between BRPA and EBC. The BCMA Amendment Agreement will provide that, in lieu of the cash fee payable to EBC pursuant to the BCMA, BRPA shall issue to EBC at the Effective Time an aggregate of 200,000 shares of Common Stock and the BCMA (as amended by the BCMA Amendment Agreement) shall terminate immediately following the Effective Time.

Note Amendment

The Merger Agreement provides that, if the amount remaining in BRPA’s trust fund, after disbursements made to redeeming stockholders and including the proceeds of any potential financing undertaken in connection with the Transactions, exceeds $5,000,001, then any of the BRPA outstanding promissory notes payable to certain BRPA insiders will be repaid from such excess, up to a maximum of $2,708,213.36.

On or prior to the Closing Date, BRPA, the Sponsor and BRPA’s lenders will enter into an omnibus amendment to each outstanding promissory note or other borrowing with BRPA as the maker providing that the outstanding principal and accrued unpaid interest pursuant to such promissory notes, after any repayments permitted pursuant to the terms of the Merger Agreement, will be converted into convertible notes of BRPA with an aggregate principal amount of no more than $2,708,213.36, which bear interest at three percent (3%) per annum, and may be converted from time to time, at the holder’s option, into shares of Common Stock at a price of $10.00 per share, and which mature on the date that is twenty-four (24) months after the date of Closing.

Registration Rights Agreement

Pursuant to the Merger Agreement, on or prior to the Closing Date, BRPA, NeuroRx, certain stockholders of BRPA and certain stockholders of NeuroRx will enter into a registration rights agreement, pursuant to which such persons will be granted rights to have registered, in certain circumstances, the resale under the Securities Act, of the Common Stock held by them.

Conversion Rights

Pursuant to BRPA’s Charter, a holder of Public Shares may demand that BRPA convert such shares into cash if the business combination is consummated; provided that BRPA may not consummate the business combination if it has less than $5,000,001 of net tangible assets upon consummation of the business combination. This condition cannot be waived by BRPA or NeuroRx. Assuming the PIPE is consummated substantially simultaneously with the consummation of the Merger, BRPA is expected to meet the net tangible assets test even if all public stockholders exercise their conversion rights.

Holders of Public Shares will be entitled to receive cash for these shares only if they properly demand conversion and deliver their shares to BRPA’s transfer agent no later than two (2) business days prior to the annual meeting. Holders of Public Shares do not need to affirmatively vote on the business combination proposal or be a holder of such Public Shares as of the record date to exercise conversion rights. If the Transactions are not consummated, these shares will not be converted into cash. If a holder of Public Shares properly demands conversion, delivers his, her or its shares to BRPA’s transfer agent as described above, and the Transactions are consummated, BRPA will convert each Public Share into a full pro rata portion of the trust account, calculated as of two (2) business days prior to the date of the annual meeting. It is anticipated that this would amount to approximately $10.80 per share. If a holder of Public Shares exercises his, her or its conversion rights, then it will be exchanging its shares of Common Stock for cash and will no longer own the shares.

Holders of BRPA rights and warrants do not have conversion rights with respect to such securities.

Appraisal Rights

BRPA stockholders and holders of BRPA rights and warrants do not have appraisal rights in connection with the Transactions under the DGCL.